December 23, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   CMG Holdings Group, Inc.

We have read the statements made by CMG Holdings Group, Inc. in Item 4.01 of this Form 8-K regarding the change in auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made in Item 4.01 of this Form 8-K.

Yours truly,

/s/ Scrudato & Co., PA